Mail Room 4561

October 6, 2009

Michael Rosenberger
President
14476 Duval Place West, Suite 103
Jacksonville, Florida 32218

> **Re: American Restaurant Concepts, Inc.**
> **Registration Statement on Form S-1**
> **Filed on September 8, 2009**
> **File No. 333-161792**

Dear Mr. Rosenberger:

We have reviewed the above-referenced Form S-1 registration statement of American Restaurant Concepts, Inc. and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We welcome any questions you may have about our comments or on any other aspect of our review and look forward to working with you. Feel free to call us at the telephone numbers listed at the end of this letter.

Summary Information, page 3

1.   In this section, you state that Moose River Management, Inc. was incorporated in 2002, yet elsewhere in this document you state that it was incorporated in 2007. Please revise to reconcile the disclosure. Also, you state that Michael Rosenberger wholly owns Moose River Management, Inc. Please provide a reasonably detailed discussion of the nature and scope of the business of Moose River Management, Inc., as well as the extent of Mr. Rosenberger's activity with Moose River Management, including the time he devotes to that business.

2.   Please disclose the term of the agreement that grants exclusive rights to the licensee in Florida. Also consider whether there are any other rights or obligations under the agreement with your principal franchisee that should be discussed concisely in the summary to provide investors with an accessible introduction to your business operations. Please provide quantitative information concerning the extent of your dependence on this customer.

3.   Throughout this document, you distinguish "company-owned" versus franchised restaurants. Please clarify the distinction and discuss how many restaurants are company-owned.

Risk Factors, page 6

4.   The captions in this section should concisely describe the risk to investors that results from the uncertainty or circumstances that affect your business. For example, the caption: "We are dependent on franchisees and their success" fails to highlight for investors the risk that you are identifying as a consequence of your dependency upon franchisees. Each distinct risk should be concisely identified in a separate caption and discussed in the related paragraph. Generic or vague formulations of the resulting risks, such as "may adversely impact our business" should be avoided. Revise throughout.

Our ability to raise capital in the future may be limited, which could adversely impact our business, page 7

5.   Please explain in more detail your belief that you will need approximately $14 million over the next five years. Please see Item 101(a)(2)(iii)(B)(*1*) of Regulation S-K. In your response letter, provide a reasonably detailed explanation of the manner in which this estimate of your capital needs was derived, including the material assumptions on which it is based.

Although we believe that we currently have adequate internal control over financial reporting… page, 16

6.   Stating that you have adequate internal control over financial reporting fails to describe a risk. Further, the standard applied in reaching this conclusion is unclear. It appears that you seek to highlight for investors the fact that you have not concluded that your internal controls over financial reporting are effective. Please revise to alert investors to this effect in a concise manner. Consistent with a preceding comment, clearly state the risk to investors that is posed by the uncertainty as to whether your internal controls over financial reporting are or will be effective.

Determination of Offering Price, page 17

7.   We note that the offering price listed on the cover page of the prospectus states that
        shares will be offered at $.25 per share. However, on page 17 under the Determination of
        Offering Price heading, the price is listed as $.50 per share. Please clarify and update
        accordingly.

Selling Shareholders, page 18

8.   We note that James Shaw currently holds 13,600,000 shares of American Restaurant
        Concepts, Inc. as an ongoing Officer/Director and will be offering 80,000 shares as a
        selling shareholder. To the extent Mr. Shaw acquired his shares within the past three
        years, please provide a materially complete discussion of how the selling shareholder
        acquired those securities.

9.   We note that 377,000 shares of American Restaurant Concepts, Inc. were issued during
        the period of January 15, 2009 to June 14, 2009 as compensation to thirteen individuals
        for such activities as paralegal services and office support. Please briefly describe the
        terms on which those securities were issued.

Plan of Distribution, page 19

10.   You state that you have instructed your selling shareholders that they may not purchase
        any of your securities while they are selling shares under this registration statement. Tell
        us what steps you have implemented to ensure that each of the selling shareholders will
        conduct the distribution in accordance with Regulation M. See Rule 461(b)(7).

Directors, Executive Officers, Promoters, and Control Persons, page 22

11.   Please clarify whether James R. Shaw was president of Crescent Hill Capital Corp. from
        August 2006 to date or from August 2004 to date. Ensure that the business experience
        information for Mr. Shaw covers at least the most recent five-year period.

Current Restaurant Locations, page 29

12.   You state that from time to time you expect to purchase the building or the land for
        certain restaurants, in which case, "cash investment would be significantly higher."
        Please describe the extent to which you have purchased the buildings or land where
        owned restaurants or restaurants of franchisees have been located.

Government Regulation, page 33

13.   We note that you are subject to various state and federal laws relating to the offer and
        sale of franchises and the franchisor-franchisee relationship. Please provide a reasonably

detailed discussion of the state regulations, specifically in Florida and Georgia, that may have an impact on the terms of any agreement relating to the offer and sale of franchises and the franchisor-franchisee relationship. Discuss marketing requirements, or any other disclosure and registration requirements, or substantive contractual terms imposed by state laws, as material.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Disclosure Regarding Forward Looking Statements, page 34

14.   We note your reference to Section 27A of the Securities Act and Section 21E of the Securities Exchange Act and statement that your filing contains forward-looking statements within the meaning of those statutes. Because you are a new registrant that is not yet subject to the reporting requirements of Section 13(a) or 15(d) of the Exchange Act, you are not eligible to rely on the statutory safe harbor for forward-looking statements. Revise to delete all references to these statutory provisions or explain with every reference to the Acts that you are ineligible to rely on the Acts' safe harbor provisions. Please refer to paragraph (a)(1) of Section 21E of the Exchange Act. In addition, since the safe harbor for forward-looking statements is not available for penny stock issuers, please confirm that you will refrain from making such reference in future press releases and current reports so long as your stock meets the definition of a penny stock. Please refer to Section 21E(b)(1)(C) of the Exchange Act.

Results of Operations, page 35

15.   Please provide a reasonably detailed narrative discussion regarding the underlying internal or external business events and developments that had an impact on the company's financial results. For example, you state that in the six months ended June 28, 2009 and June 29, 2008, royalty income has decreased while expenses have increased. Explain why. Information such as the addition of new franchisees, new registrant-operated facilities and new franchise restaurant facilities, average revenues per restaurant and other significant business developments would be of assistance in explaining the factors that led to the changes in your results from one period to the next.

Liquidity and Sources of Capital, page 36

16.   We note that you "expect cash generated from franchise royalties and fees will provide sufficient resources to operate [y]our business in the near term." It is not clear from this disclosure whether you believe you will have adequate resources to meet all short-term liquidity requirements associated with your operations for the next twelve months. Please confirm, if true, that you believe you will have sufficient funds to meet your liquidity needs for the short term and revise your disclosure as appropriate. Refer to Item 303(a)(1) of Regulation S-K. In your response letter, provide a reasonably detailed explanation of the basis on which the conclusion was reached. Address any material

costs associated with becoming a publicly reporting company and how you intend to pay for such expenses. Disclose your course of action if the company is unable to secure funding. If you have no such plans, please state so. Please provide your analysis concerning whether disclosure regarding risks presented by your working capital deficit is appropriate in the risk factors section.

Certain Relationships and Related Transactions, page 37

17.   Please disclose Mr. Rosenberger's percentage equity interest in the LLC that leases a facility to a franchisee of the registrant. Tell us the dollar amount of the payments to the LLC that have been made to the related party LLC by the franchisee during each of the most recent two fiscal years. Also tell us why you believe that Item 404 of Regulation S-K does not require a materially complete description of the arrangement in quantitative as well as qualitative terms.

18.   In note 5 to the Financial Statements on page F-22, you state that in 2007 the company sold to a "related party" all the net assets of a dining room operated store located in Waycross, Georgia. Please provide a materially complete description of this transaction. See Item 404(a) of Regulation S-K. Disclose the terms of the sale, how the purchase price was determined, and the company's views concerning how the payment received compared to the terms of a transaction with an unrelated party. If this transaction was executed pursuant to a written document, please file that document as an exhibit with your next amendment.

19.   Similarly, please provide a materially complete description of the transfer of company debt to your controlling stockholder that is referenced on page F-15 in note 7 to the Financial Statements. See Item 404(a) of Regulation S-K. If this transaction was pursuant to a written document, please file that agreement as an exhibit to your next amendment.

Reports to Shareholders, page 39

20.   We note your statement that you will file periodic reports, proxy statements, and other information with the Securities and Exchange Commission through December 31, 2009, and thereafter you will continue as a voluntary reporting company. Your reference to the company's status as a Section 12(g) filer under the Securities Exchange Act of 1934 is inconsistent with other references in the filing, where you state that you will be a Section 15(d) reporting company unless you file a voluntary registration statement under Section 12(g) of the Exchange Act, which you may choose not to file. Please revise accordingly.

Executive Compensation, page 40

21.   We note that dividend distributions were made to Michael Rosenberger in 2007 and 2008, as well as payment of his personal AMEX bill. Please describe the policies and

procedures relating to the company's payments of Mr. Rosenberger's personal credit card charges. If a written policy regarding this arrangement does not currently exist, please refer to paragraph (b)(10)(iii)(B) of Item 601 of Regulation S-K and prepare and file a materially complete written description of this compensation arrangement. In addition, it appears you should expand this section to discuss the effect the conversion to a Subchapter C corporation is expected to have on your compensatory policies and practices. Also, please indicate which numbers in the compensation table correspond with the applicable footnotes.

Financial Statements, page F-1

22.   We note that your interim financial statements are not clearly labeled "unaudited." Please revise to clearly label these financial statements as "unaudited."

Notes to Financial Statements

NOTE 1 - Nature of Business and Summary of Significant Accounting Policies

(h) Revenue Recognition, page F-11

23.   We note that revenue from individual franchise sales is recognized upon signing of a franchise agreement prior to performance of all material obligations and initial services by the company which supports the opening of new franchised locations. Please explain how your accounting for franchise fees complies with paragraph 5 of SFAS 45. In your response, clarify what material obligations and initial services are included under these agreements and what criteria you use to determine whether substantial performance has been completed.

24.   We note on page 27 that the Master Licensee is entitled to 100% of the Initial Franchise Fee for each sale made and that franchisees pay you the Initial Franchise Fee and then you pay the Master Licensee within 30 days of receipt. We further note that you receive a percentage of the royalties paid by the franchisee to which the Master Licensee provides support. Please tell us whether the Initial Franchise Fee and royalties related to the Master License Agreement are recorded on a gross or net basis. As part of your response, please tell us how you considered each of the factors presented in paragraphs 7-17 of EITF 99-19 as it relates to your revenue recognition policy for both the Initial Franchise fee and the royalties.

25.   Explain your area development fee revenue in further detail and tell us whether this revenue relates to the Master License Agreement.

NOTE 4 – Related Party Transactions, page F-14

26.   We note your disclosure that the intellectual property, trademarks, services marks, registered logos, etc., including "Dick's Wings," "Dick's Wings & Grill," and "Dick's Wings Express," are held by an affiliated company, Moose River Management, Inc., which is wholly owned by the CEO of American Restaurant Concepts, Inc. It appears that Moose River Management, Inc. is not consolidated in your financial statements. Please explain how you considered combining the financial statements of Moose River Management, Inc. with the company's financial statements. Refer to paragraph 22 of ARB 51.

NOTE 6 – Organization, Accounting & Taxation Issues, page F-15

27.   We note your disclosure that you are organized as a subchapter S Corporation. We note conflicting disclosures in various other sections of the filing which indicate that you terminated your S Corporation status in January 2009. Revise disclosures throughout the filing to clarify whether the company is an S Corporation or a C Corporation. To the extent the company is a C Corporation, explain how you considered:
- the guidance in SFAS 109 and FIN 48 related to accounting for income taxes during the period subsequent to becoming a C Corporation;
- presenting pro forma tax and EPS data on the face of historical financial statements; and
- reclassifying undistributed losses to paid-in capital in the pro forma statements.

NOTE 7 – Notes Payable, page F-15

28.   We note that during 2008, you transferred debt of $328 thousand, including that associated with automobile, trucks and machinery and equipment, to your majority stockholder. Please tell us the following regarding this transaction:
- How you determined that you are relieved of your obligation for this debt. Your response should address how you considered the guidance in paragraph 16 of SFAS 140;
- Who has title to the automobiles, trucks and machinery and equipment and where these assets are recorded. In this regard, these assets and the related depreciation do not appear to be reflected in your financial statements;
- How you recorded the extinguishment of this debt and support your accounting with the authoritative literature you relied on; and
- Why this non-cash transaction is presented as a cash transaction in your statement of cash flows.

NOTE 8 - Master Franchise Agreement, page F-15

29.   We note that revenue under the master franchise agreement for the state of Florida is being recognized as franchises are sold in Florida. Explain your pattern of revenue

recognition in further detail and tell us how your accounting complies with paragraphs 8 and 9 of SFAS 45. Also, explain your basis for classifying all of the deferred revenue as a current liability.

NOTE 9- Subsequent Events, page F-15

30. We note that the stock issuances included in your subsequent events footnotes occurred during the six month period ended June 30, 2009. Please revise to incorporate these events into your footnotes to the financial statements.

31. We note that you effected a 340,000 for one share stock split on July 7, 2009. Tell us how you considered SAB Topic 4.C. with regard to retroactive treatment of the stock split in your financial statements.

As appropriate, please amend your registration statement in response to these comments. Your responsive amendment should also include a marked copy of the amended filing that conforms with the provisions of Rule 310 of Regulation S-T. Marked copies such as those in HTML format that show changes within paragraphs help us to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

You may contact David Edgar, Staff Accountant, at (202) 551-3459, or Patrick Gilmore, Accounting Branch Chief, at (202) 551-3451 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Stephani Bouvet at 202-551-3545. If you need further assistance, you may contact me at (202) 551-3462. If, thereafter, you require additional assistance, you may contact the Assistant Director, Barbara C. Jacobs, at (202) 551-3735.

Sincerely,

Mark P. Shuman
Branch Chief – Legal

cc: Via facsimile: 813-832-5284
        Michael T. Williams, Esq.
        Williams Law Group, P.A.